RMS



17017893

ON

SEC Mail Processing Section

MAY 26 2017

Washington DC
416

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49537

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** AND ENDING **03/31/2017**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stuyvesant Trading Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Columbus Circle, 15th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BENJAMIN ROSENFELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stuyvesant Trading Group, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public


KRISTEN E PAPUCCI
Notary Public
Connecticut
My Commission Expires Dec 31, 2021

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stuyvesant Trading Group, LLC

Table of Contents

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
Stuyvesant Trading Group, LLC:

We have audited the accompanying statement of financial condition of Stuyvesant Trading Group, LLC (the Company) as of March 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the period January 1, 2016 through March 31, 2017. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stuyvesant Trading Group, LLC as of March 31, 2017, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Stuyvesant Trading Group, LLC's financial statements. The supplemental information is the responsibility of Stuyvesant Trading Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III, are fairly stated, in all material respects, in relation to the financial statements as a whole.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
May 23, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Stuyvesant Trading Group, LLC
Statement of Financial Condition
March 31, 2017

ASSETS

Cash	$ 75,667
Securities owned, at market	80,517,596
Furniture and equipment, net of accumulated depreciation	3,894
Other assets	15,484.00
TOTAL ASSETS	$ 80,612,641

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Due to clearing broker	$ 4,609,936
Securities sold, not yet purchased, at market	71,579,240
Accrued expenses and other liabilities	67,758
TOTAL LIABILITIES	76,256,934
COMMITMENTS	
MEMBERS' EQUITY	4,355,707
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 80,612,641

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Stuyvesant Trading Group, LLC

Statement of Operations

For the Period January 1, 2016 through March 31, 2017

REVENUE:	
Marketmaking revenue	$ 1,020,209
Interest and dividends	619,387
Other income	662,226
Total Revenues	2,301,822
OPERATING EXPENSES:	
Commissions and clearance paid to broker dealers	790,990
Dividends paid	586,858
Interest	221,045
Data services and technology	204,655
Short stock premium	190,851
Regulatory and exchange fees	118,214
Professional fees	88,740
Insurance expense	82,891
Rent	58,627
Profit sharing	53,000
Travel and entertainment expense	49,424
Other expenses	59,230
Total Expenses	2,504,525
NET LOSS	$ (202,703)

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Stuyvesant Trading Group, LLC

Statement of Changes in Members' Equity
For the Period January 1, 2016 through March 31, 2017

BALANCE, JANUARY 1, 2016	$	4,763,008
Members' contributions		3,407,225
Members' distributions		(3,611,823)
Net Loss		(202,703)
BALANCE, MARCH 31, 2017	$	4,355,707

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Stuyvesant Trading Group, LLC

Statement of Cash Flows

For the Period January 1, 2016 through March 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (202,703)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	7,577
Change in operating assets:	
Increases in securities owned at market	(25,820,581)
Decrease in other assets	3,773
Change in operating liabilities:	
Decrease in due to clearing broker	(6,497,852)
Increase in securities sold, not yet purchased, at market	32,713,494
Increase in accrued expenses and other liabilities	28,552
Net cash provided by operating activities	232,260
INVESTING ACTIVITIES	
Fixed asset purchases	(11,471)
Net cash used in investing activities	(11,471)
FINANCING ACTIVITIES	
Members' contributions	3,407,225
Members' distributions	(3,611,823)
Net cash used in financing activities	(204,598)
NET INCREASE IN CASH	16,191
CASH - BEGINNING OF YEAR	59,476
CASH - END OF YEAR	$ 75,667

Supplemental Disclosures of Cash Flow Information:	
Cash paid for taxes	$ -
Cash paid for interest	$ 195,615

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

1. Organization and Nature of Business

Stuyvesant Trading Group, LLC (the "Company") is a limited liability company formed in New York on June 6, 1996. The Company is a securities broker-dealer formed in 2006 and registered with the Securities and Exchange Commission (the SEC), a member of the BATS BZX Exchange, Inc., NYSE ARCA, Inc. and the Securities Investor Protection Corporation (SIPC).

For the period January 1, 2016 to December 20, 2016, the Company operated as a market maker under the provisions of Paragraph (k)(2) (ii) of Rule 15c-3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Inasmuch as the Company trades only for its own account and has no customers, the rule does not apply.

Commencing December 20, 2016 through March 31, 2017, the firm engaged in both proprietary trading and market making under the provisions of k(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation - These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition - Securities transactions are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are valued at fair value. Net realized gains and losses are calculated on an average cost basis. The net changes in unrealized appreciation or depreciation of investments are included in the statement of operations.

Fixed Assets – Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the lease term and the useful life.

Income Taxes – Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for federal and state income tax purposes. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2012.

Cash – The Company maintains cash in bank accounts which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. As of March 31, 2017, there was no cash in excess of insured limits.

Fair Value Measurement – In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

2. Summary of Significant Accounting Policies (continued)

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of March 31, 2017:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Securities Long	$ 22,093,882	$ -	$ -	$ 22,093,882
Securities Short	$ 7,119,258	$ -	$ -	$ 7,119,258
Options Long	$ 58,422,860	$ -	$ -	$ 58,422,860
Options Short	$ 63,091,205	$ -	$ -	$ 63,091,205

There were no transfers between level measurements during the year ended March 31, 2017.

There were no other financial assets or liabilities measured at fair value under ASC 820 as of March 31, 2017.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2017, the Company had net capital of $2,491,545 which was $2,179,699 in excess of its required net capital of $311,846. The Company's percentage of aggregate indebtedness to net capital was 188%.

On December 20, 2016 Stuyvesant Trading moved its accounts from clearing at Goldman Sachs to ABN AMRO. As a result of this transition, accounts which were designated as bona fide market maker accounts at Goldman were reclassified as firm trader accounts at ABN, for the sole purpose of complying with ABN's system inability to allocate trades among sub-accounts tied to a single OCC acronym.

The above reclassified accounts all contained large stock and options positions that had been established as bona fide market makers while clearing at Goldman, and were thus exempted, prior to the transition to ABN, from the requirements of net capital rule 15c3-1. However, when in March 2017 the FinOp for the Company learned of the reclassification of these three accounts, he raised the possibility that the Company was in violation of the net capital rule from the Dec 20, 2016 transition date until January 20, 2017, when the bulk of the Company's prior positions went away due to expiration.

Since January 21, 2017 the Company has maintained adequate levels of excess net capital. The Company has not had any retail customers during the period under audit. The Company is aware that establishing positions in firm trader accounts subjects it to regulatory capital requirements, and intends to maintain a sufficient cushion to prevent any possible capital issues.

4. Commitments

The Company signed a one year lease agreement for office space, which expired on 4/30/17. The Company subsequently signed a lease agreement on a month to month basis. Rent expense for the period January 1, 2016 through March 31, 2017 was $58,627.

The Company had no other commitments, no contingent liabilities and had not been named as a defendant in any lawsuit as of March 31, 2017, or during the period then ended.

5. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2017, or during the period then ended.

6. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period ending March 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Stuyvesant Trading Group, LLC

SCHEDULE I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Period January 1, 2016 through March 31, 2017

Net Capital:		
TOTAL MEMBERS' EQUITY:	$	4,355,707
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses and other assets		15,484
Furniture and Equipment, net of accumulated depreciation		3,894
Total deductions		19,378
LESS HAIRCUTS	$	1,844,784
NET CAPITAL	$	2,491,545
AGGREGATE INDEBTEDNESS		
Due to clearing broker	$	4,609,936
Accrued expenses and other liabilities		67,758
Total aggregate indebtedness	$	4,677,694
MINIMUM CAPITAL REQUIRED (THE GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS)	$	311,846
CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$	2,179,699
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		188%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's amended Form X-17A-5, Part II filing, as of March 31, 2017,

Stuyvesant Trading Group, LLC

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
For the Period January 1, 2016 through March 31, 2017

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of March 31, 2017 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of March 31, 2017 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The Company did not maintain possession or control of any customer funds or securities at March 31, 2017.

Stuyvesant Trading Group, LLC

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Period January 1, 2016 through March 31, 2017


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Stuyvesant Trading Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stuyvesant Trading Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Stuyvesant Trading Group, LLC stated that Stuyvesant Trading Group, met the identified exemption provisions throughout the period January 1, 2016 through March 31, 2017, without exception. Stuyvesant Trading Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stuyvesant Trading Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
May 23, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

Stuyvesant Trading Group, LLC

Exemption Report

For the Period January 1, 2016 through March 31, 2017

Stuyvesant Trading Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the period January 1, 2016 through March 31, 2017.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the period January 1, 2016 through March 31, 2017 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the period January 1, 2016 through March 31, 2017.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Stuyvesant Trading Group, LLC

I, BEN ROSENFELD swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ____________________

Title: MANAGING MEMBER

Date: 5-25-2017

Stuyvesant Trading Group. LLC

Schedule of SIPC Assessment and Payments

For the Period January 1, 2016 through March 31, 2017

Stuyvesant Trading Group. LLC

Table of Contents



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of
Stuyvesant Trading Group, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Stuyvesant Trading Group, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Stuyvesant Trading Group, LLC (the "Company") for the period January 1, 2016 through March 31, 2017, solely to assist you and SIPC in evaluating Stuyvesant Trading Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the period January 1, 2016 through March 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the period ended March 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
May 23, 2017

Stuyvesant Trading Group. LLC

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
For the Period January 1, 2016 through March 31, 2017

TOTAL REVENUES	$ 2,301,822
ADDITIONS	-
DEDUCTIONS	(1,458,160)
SIPC NET OPERATING REVENUES	843,662
GENERAL ASSESSMENT @ .0025	2,109
Less: Payments made with Form SIPC 6	(1,040)
TOTAL ASSESSMENT BALANCE	$ 1,069

See Independent Accountants' Report on Applying Agreed Upon Procedures to Entity's SIPC Assessment Reconciliations

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended March 31, 20 17
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049537 ARCA DEC
Stuyvesant Trading Group, LLC
3 Columbus Circle - 15th Floor
New York, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gary Gettenberg 212-668-8700 Ext 23

2. A. General Assessment (item 2e from page 2) $2,109

B. Less payment made with SIPC-6 filed (exclude interest) (1,040)
July 2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,069

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $1,069

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $1,069

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stuyvesant Trading Group, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of April, 20 17.

Managing Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 16
and ending March 31, 20 17
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,301,822
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	488,644
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	349,978
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $619,538	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	619,538
Total deductions	1,458,160
2d. SIPC Net Operating Revenues	$843,662
2e. General Assessment @ .0025	$2,109
	(to page 1, line 2.A.)